Pricing Supplement
(To Prospectus dated November 4, 2016,	Filed Pursuant to Rule 424(b)(2)
Series A Prospectus Supplement dated November 4, 2016 and	Registration Statement No. 333-213265
Product Supplement STOCK-1 dated November 30, 2016)
Dated May 22, 2019

$510,000

BofA Finance LLC

Notes Linked to the Least Performing of the Common Stock of the Coca-Cola Company and the Common Stock of Adobe, Inc., due May 26, 2022

Fully and Unconditionally Guaranteed by Bank of America Corporation

•	The CUSIP number for the notes is 09709TSN2.
•	The notes are unsecured senior notes issued by BofA Finance LLC (“BofA Finance”), a direct, wholly-owned subsidiary of Bank of America Corporation (“BAC” or the “Guarantor”), which are fully and unconditionally guaranteed by the Guarantor. Any payment due on the notes, including any repayment of principal, will be subject to the credit risk of BofA Finance, as issuer of the notes, and the credit risk of BAC, as guarantor of the notes.
•	All payments on the notes occur at maturity.
•	The notes priced on May 22, 2019 (the “pricing date”).
•	The notes will mature on May 26, 2022. The notes will not pay interest.
•	Payment on the notes will depend on the individual performance of the common stock of the Coca-Cola Company (NYSE symbol: KO) and the common stock of Adobe, Inc. (Nasdaq symbol: ADBE) (each, an “Underlying Stock,” and collectively, the “Underlying Stocks”).
•	If the Ending Value of the Least Performing Underlying Stock is greater than or equal to its Starting Value, the Redemption Amount per note will be the principal amount plus a return of 1.0% for each 1.0% that the Ending Value of the Least Performing Underlying Stock (defined below) is greater than its Starting Value, subject to the Max Return (defined below). If the Ending Value of the Least Performing Underlying Stock is less than its Starting Value, the Redemption Amount per note will be the principal amount.
•	The “Max Return” is $1,250.00 per note, which represents a return of 25.00% over the principal amount.
•	The “Least Performing Underlying Stock” will be the Underlying Stock with the lowest Underlying Stock Return (as defined below).
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in denominations of $1,000 and whole multiples of $1,000
•	The initial estimated value of the notes will be less than the public offering price. The initial estimated value of the notes as of the pricing date is $963.50 per $1,000 in principal amount. See “Summary” beginning on page PS-3 of this pricing supplement, “Risk Factors” beginning on page PS-7 of this pricing supplement and “Structuring the Notes” on page PS-18 of this pricing supplement for additional information. The actual value of your notes at any time will reflect many factors and cannot be predicted with accuracy.

Potential purchasers of the notes should consider the information in “Risk Factors” beginning on page PS-7 of this pricing supplement, page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement, and page 7 of the accompanying prospectus.

The notes and the related guarantee:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

	Per Note	Total
Public Offering Price(1)	$1,000.00	$510,000.00
Underwriting Discount(1)	$28.00	$14,280.00
Proceeds (before expenses) to BofA Finance	$972.00	$495,720.00

(1)     Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in fee-based advisory accounts may be as low as $972.00 per note.

The notes and the related guarantee of the notes by the Guarantor are unsecured and are not savings accounts, deposits, or other obligations of a bank. The notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these notes or the guarantee, or passed upon the adequacy or accuracy of this pricing supplement, or the accompanying product supplement, prospectus supplement or prospectus. Any representation to the contrary is a criminal offense.

We will deliver the notes in book-entry form only through The Depository Trust Company on May 28, 2019 against payment in immediately available funds.

BofA Merrill Lynch

Selling Agent

TABLE OF CONTENTS

Page

SUMMARY	pS-3
RISK FACTORS	pS-7
DESCRIPTION OF THE NOTES	pS-11
THE UNDERLYING STOCKS	pS-13
SUPPLEMENTAL PLAN OF DISTRIBUTION; rOLE OF BOFAs AND CONFLICTS OF INTEREST	pS-17
STRUCTURING THE NOTES	pS-18
validity of THE NOTES	pS-18
U.S. FEDERAL INCOME TAX SUMMARY	pS-19

SUMMARY

The Notes Linked to the Least Performing of the common stock of the Coca-Cola Company and the common stock of Adobe, Inc., due May 26, 2022 (the “notes”) are our senior debt securities. Any payment on the notes is fully and unconditionally guaranteed by BAC. The notes and the related guarantee are not insured by the Federal Deposit Insurance Corporation or secured by collateral. The notes will rank equally with all of our other unsecured senior debt, and the related guarantee will rank equally with all of BAC’s other unsecured and subordinated debt. Any payment due on the notes, including any repayment of the principal amount, will be subject to the credit risk of BofA Finance, as issuer, and BAC, as guarantor. The notes will mature on May 26, 2022.

If the Ending Value of the Least Performing Underlying Stock is greater than or equal to its Starting Value, the notes provide you a 1-to-1 return, subject to the Max Return of $1,250.00 per note, which represents a return of 25.00% over the principal amount. In such case, the Redemption Amount per note will be the principal amount plus a return of 1% for each 1% that the Ending Value of the Least Performing Underlying Stock is greater than its Starting Value, subject to the Max Return. If the Ending Value of the Least Performing Underlying Stock is less than its Starting Value, you will receive the principal amount.

Any payment on the notes depends on the credit risk of BofA Finance and BAC and on the performance of each of the Underlying Stocks. The economic terms of the notes (including the Max Return) are based on BAC’s internal funding rate, which is the rate it would pay to borrow funds through the issuance of market-linked notes and the economic terms of certain related hedging arrangements it enters into. BAC’s internal funding rate is typically lower than the rate it would pay when it issues conventional fixed or floating rate debt securities. This difference in funding rate, as well as the underwriting discount and the hedging related charges described below, will reduce the economic terms of the notes to you and the initial estimated value of the notes. Due to these factors, the public offering price you pay to purchase the notes will be greater than the initial estimated value of the notes as of the pricing date.

On the cover page of this pricing supplement, we have provided the initial estimated value for the notes. For more information about the initial estimated value and the structuring of the notes, see “Risk Factors” beginning on page PS-7 and “Structuring the Notes” on page PS-18.

Issuer:	BofA Finance LLC (“BofA Finance”)
Guarantor:	Bank of America Corporation (“BAC”)
Term:	Approximately three years
Pricing Date:	May 22, 2019
Issue Date:	May 28, 2019
Calculation Day:

May 23, 2022, subject to postponement as set forth in the section “Description of the Notes—Certain Terms of the Notes—Events Relating to Calculation Days” of the accompanying product supplement. If the Calculation Day is not a business day, the Calculation Day will be postponed to the next business day.

Maturity Date:	May 26, 2022
Underlying Stocks:	The Common Stock of the Coca-Cola Company (NYSE symbol: KO) and the common stock of Adobe, Inc. (Nasdaq symbol: ADBE).
Max Return	$1,250.00 per note, which represents a return of 25.00% over the principal amount.
Starting Value:	KO: 49.65 ADBE: 281.82
Ending Value:	With respect to each Underlying Stock, its Closing Market Price on the calculation day, as determined by the calculation agent.

Redemption Amount:	At maturity, you will receive the Redemption Amount per $1,000 principal amount of the notes, denominated in U.S. dollars, calculated as follows:

Least Performing Underlying Stock:	The Underlying Stock with the lowest Underlying Stock Return.
Underlying Stock Return:	With respect to each Underlying Stock, (Ending Value – Starting Value) Starting Value
Price Multiplier

With respect to each Underlying Stock, 1, subject to adjustment for certain corporate events relating to that Underlying Stock described in the product supplement under “Description of the Notes—Anti-Dilution Adjustments.”

Calculation Agent:	BofA Securities, Inc. (“BofAS”), an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” beginning on page PS-17.
Selling Agent:	BofAS, an affiliate of BofA Finance. See “Supplemental Plan of Distribution; Role of BofAS and Conflicts of Interest” beginning on page PS-17.

You should read carefully this entire pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus to understand fully the terms of the notes, as well as the tax and other considerations important to you in making a decision about whether to invest in the notes. In particular, you should review carefully the section in this pricing supplement entitled “Risk Factors,” which highlights a number of risks of an investment in the notes, to determine whether an investment in the notes is appropriate for you. If information in this pricing supplement is inconsistent with the product supplement, prospectus supplement or prospectus, this pricing supplement will supersede those documents. You are urged to consult with your own attorneys and business and tax advisors before making a decision to purchase any of the notes.

The information in this “Summary” section is qualified in its entirety by the more detailed explanation set forth elsewhere in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. You should rely only on the information contained in this pricing supplement and the accompanying product supplement, prospectus supplement and prospectus. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. None of us, the Guarantor or BofAS is making an offer to sell these notes in any jurisdiction where the offer or sale is not permitted. You should assume that the information in this pricing supplement and the accompanying product supplement, prospectus supplement, and prospectus is accurate only as of the date on their respective front covers.

Capitalized terms used but not defined in this pricing supplement have the meanings set forth in the accompanying product supplement, prospectus supplement and prospectus. Unless otherwise indicated or unless the context requires otherwise, all references in this pricing supplement to “we,” “us,” “our,” or similar references are to BofA Finance, and not to BAC (or any other affiliate of BofA Finance).

As a result of the completion of the reorganization of the U.S broker-dealer business, references to Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) in the accompanying product supplement STOCK-1, prospectus supplement and prospectus, as such references relate to MLPF&S’s institutional services, should now be read as references to BofAS.

The accompanying documents referenced above may be accessed at the following links:

•	Product supplement STOCK-1 dated November 30, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516780826/d304271d424b2.htm

•	Series A MTN prospectus supplement dated November 4, 2016 and prospectus dated November 4, 2016:

https://www.sec.gov/Archives/edgar/data/70858/000119312516760144/d266649d424b3.htm

Hypothetical Payments on the Notes

The following table is for purposes of illustration only. It is based on hypothetical values and shows hypothetical returns on the notes. It illustrates the calculation of the Redemption Amount and total rate of return based on a hypothetical Starting Value of 100, a Max Return of $1,250.00 per note, and a range of hypothetical Ending Values of the Least Performing Underlying Stock. The actual amount you receive and the resulting total rate of return will depend on the actual Starting Value and Ending Value of the Least Performing Underlying, and whether you hold the notes to maturity. The numbers appearing in the table below have been rounded for ease of analysis, and do not take into account any tax consequences from investing in the notes.

For recent actual prices of the Underlying Stocks, see “The Underlying Stocks” section below. The Ending Value of each Underlying Stock will not include any income generated by dividends paid on the Underlying Stocks, which you would otherwise be entitled to receive if you invested in the Underlying Stocks directly. In addition, all payments on the notes are subject to issuer and Guarantor credit risk.

Ending Value of the Least Performing Underlying Stock	Underlying Stock Return of the Least Performing Underlying Stock	Redemption Amount per Note	Total Rate of Return on the Notes
0.00	-100.00%	$1,000.00	0.00%
50.00	-50.00%	$1,000.00	0.00%
60.00	-40.00%	$1,000.00	0.00%
70.00	-30.00%	$1,000.00	0.00%
80.00	-20.00%	$1,000.00	0.00%
95.00	-5.00%	$1,000.00	0.00%
97.00	-3.00%	$1,000.00	0.00%
100.00(1)	0.00%	$1,000.00(2)	0.00%
110.00	10.00%	$1,100.00	10.00%
120.00	20.00%	$1,200.00	20.00%
125.00	25.00%	$1,250.00(3)	25.00%
140.00	40.00%	$1,250.00	25.00%
160.00	60.00%	$1,250.00	25.00%
170.00	70.00%	$1,250.00	25.00%
180.00	80.00%	$1,250.00	25.00%
190.00	90.00%	$1,250.00	25.00%
200.00	100.00%	$1,250.00	25.00%
1)	The hypothetical Starting Value of 100 used in the table above has been chosen for illustrative purposes only. The actual Starting Value for each Underlying Stock is set forth on page PS-3 above.
2)	Subject to our credit risk, the minimum Redemption Amount for the notes is equal to the principal amount.
3)	The Redemption Amount per note cannot exceed the Max Return.

RISK FACTORS

Your investment in the notes entails significant risks, many of which differ from those of a conventional debt security. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about significant elements of the notes or financial matters in general.

You may not earn a return on your investment. The payment you will receive at maturity will depend on whether the price of the Least Performing Underlying Stock increases from its Starting Value to its Ending Value. If the price of the Least Performing Underlying Stock decreases from its Starting Value to its Ending Value (or if the price of the Underlying Stock is unchanged), you will not receive any positive return on the notes and you will only receive the principal amount.

The Redemption Amount will be limited by the Max Return. The Redemption Amount will not exceed the Max Return, regardless of the performance of any Underlying Stock. Your return on the notes may be less than the return that you could have realized if you invested directly in the Underlying Stocks, and you will not receive the full benefit of any appreciation in the value of any Underlying Stock beyond that maximum return.

The notes do not bear interest. Unlike a conventional debt security, no interest payments will be paid over the term of the notes, regardless of the extent to which the Ending Value of any Underlying Stock exceeds its Starting Value. Payments on the notes will be limited only to the payment at maturity.

Your return on the notes may be less than the yield on a conventional debt security of comparable maturity. Any return that you receive on the notes, which could be negative, may be less than the return you would earn if you purchased a conventional debt security with the same maturity date. As a result, your investment in the notes may not reflect the full opportunity cost to you when you consider factors, such as inflation, that affect the time value of money.

Any payment on the notes is subject to our credit risk and the credit risk of the Guarantor, and actual or perceived changes in our or the Guarantor’s creditworthiness are expected to affect the value of the notes. The notes are our senior unsecured debt securities. Any payment on the notes will be fully and unconditionally guaranteed by the Guarantor. The notes are not guaranteed by any entity other than the Guarantor. As a result, your receipt of the Redemption Amount at maturity will be dependent upon our ability and the ability of the Guarantor to repay our obligations under the notes on the maturity date, regardless of the Ending Value of any Underlying Stock as compared to its Starting Value. No assurance can be given as to what our financial condition or the financial condition of the Guarantor will be on the maturity date. If we and the Guarantor become unable to meet our respective financial obligations as they become due, you may not receive the amounts payable under the terms of the notes.

In addition, our credit ratings and the credit ratings of the Guarantor are assessments by ratings agencies of our respective abilities to pay our obligations. Consequently, our or the Guarantor’s perceived creditworthiness and actual or anticipated decreases in our or the Guarantor’s credit ratings or increases in the spread between the yield on our respective securities and the yield on U.S. Treasury securities (the “credit spread”) prior to the maturity date may adversely affect the market value of the notes. However, because your return on the notes depends upon factors in addition to our ability and the ability of the Guarantor to pay our respective obligations, such as the prices of the Underlying Stocks, an improvement in our or the Guarantor’s credit ratings will not reduce the other investment risks related to the notes.

We are a finance subsidiary and, as such, will have limited assets and operations. We are a finance subsidiary of BAC and will have no assets, operations or revenues other than those related to the issuance, administration and repayment of our debt securities that are guaranteed by the Guarantor. As a finance subsidiary, to meet our obligations under the notes, we are dependent upon payment or contribution of funds and/or repayment of outstanding loans from the Guarantor and/or its other subsidiaries. Therefore, our ability to make payments on the notes may be limited. In addition, we will have no independent assets available for distributions to holders of the notes if they make claims in respect of the notes in a bankruptcy, resolution or similar proceeding. Accordingly, any recoveries by such holders may be limited to those available under the related guarantee by the Guarantor, and that guarantee will rank equally with all other unsecured senior obligations of the Guarantor.

The public offering price you pay for the notes exceeds the initial estimated value. The initial estimated value of the notes that is provided on the cover page of this pricing supplement is an estimate only, determined as of the pricing date by reference to our and our affiliates’ pricing models. These pricing models consider certain assumptions and variables, including our credit spreads and those of the Guarantor, the Guarantor’s internal funding rate, mid-market terms on hedging transactions, expectations on interest rates, dividends and volatility, price-sensitivity analysis, and the expected term of the notes. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect.

The initial estimated value does not represent a minimum or maximum price at which we, the Guarantor, BofAS or any of our other affiliates would be willing to purchase your notes in any secondary market (if any exists) at any time. The value of your notes at any time after the pricing date will vary based on many factors that cannot be predicted with accuracy, including our and the Guarantor’s creditworthiness and changes in market conditions.

If you attempt to sell the notes prior to maturity, their market value may be lower than the price you paid for them and lower than their initial estimated value. This is due to, among other things, changes in the prices of the Underlying Stocks, the Guarantor’s internal funding rate, and the inclusion in the public offering price of the underwriting discount and the hedging related charges, all as further described in "Structuring the Notes" below. These factors, together with various credit, market and economic factors over the term of the notes, are expected to reduce the price at which you may be able to sell the notes in any secondary market and will affect the value of the notes in complex and unpredictable ways.

We cannot assure you that a trading market for your notes will ever develop or be maintained. We will not list the notes on any securities exchange. We cannot predict how the notes will trade in any secondary market or whether that market will be liquid or illiquid.

The development of a trading market for the notes will depend on the Guarantor’s financial performance and other factors, including changes in the prices of the Underlying Stocks. The number of potential buyers of your notes in any secondary market may be limited. We anticipate that BofAS will act as a market-maker for the notes, but none of us, the Guarantor or BofAS is required to do so. There is no assurance that any party will be willing to purchase your notes at any price in any secondary market. BofAS may discontinue its market-making activities as to the notes at any time. To the extent that BofAS engages in any market-making activities, it may bid for or offer the notes. Any price at which BofAS may bid for, offer, purchase, or sell any notes may differ from the values determined by pricing models that it may use, whether as a result of dealer discounts, mark-ups, or other transaction costs. These bids, offers, or completed transactions may affect the prices, if any, at which the notes might otherwise trade in the market.

In addition, if at any time BofAS were to cease acting as a market-maker as to the notes, it is likely that there would be significantly less liquidity in the secondary market. In such a case, the price at which the notes could be sold likely would be lower than if an active market existed.

The Redemption Amount will not reflect changes in the prices of the Underlying Stocks other than on the calculation day. Changes in the prices of the Underlying Stocks during the term of the notes other than on the calculation day will not be reflected in the calculation of the Redemption Amount. To calculate the Redemption Amount, the calculation agent will compare only the Ending Value of each Underlying Stock to its Starting Value. No other prices of the Underlying Stocks will be taken into account. As a result, even if the level of each Underlying Stock has increased at certain times during the term of the notes, you will receive the principal amount if the Ending Value of any Underlying Stock is less than or equal to its Starting Value.

Because the notes are linked to the lesser performing (and not the average performance) of the Underlying Stocks, you may only receive the principal amount even if the Ending Value of one Underlying Stock is always greater than its Starting Value. Your notes are linked to the lesser performing of the Underlying Stocks, and a change in the price of one Underlying Stock may not correlate with changes in the price of the other Underlying Stock. The notes are not linked to a basket composed of the Underlying Stocks, where the depreciation in the price of one Underlying Stock could be offset to some extent by the appreciation in the level of the other Underlying Stock. In the case of the notes that we are offering, the individual performance of each Underlying Stock would not be combined, and the depreciation in the level of one Underlying Stock would not be offset by any appreciation in the level of the other Underlying Stock. Even if the Ending Value of one Underlying Stock is equal to or above its Starting Value, you will receive the principal amount if the Ending Value of any Underlying Stock is below its Starting Value.

Trading and hedging activities by us, the Guarantor and any of our other affiliates may affect your return on the notes and their market value. We, the Guarantor and our other affiliates, including BofAS, may buy or sell shares of the Underlying Stocks, or futures or options contracts on those securities, or other listed or over-the-counter derivative instruments linked to the Underlying Stocks. We, the Guarantor and any of our other affiliates, including BofAS, may execute such purchases or sales for our own or their own accounts, for business reasons, or in connection with hedging our obligations under the notes. These transactions could affect the prices of the Underlying Stocks in a manner that could be adverse to your investment in the notes. On or before the pricing date, any purchases or sales by us, the Guarantor or our other affiliates, including BofAS or others on its behalf (including for the purpose of hedging anticipated exposures), may affect the prices of the Underlying Stocks. Consequently, the prices of the Underlying Stocks may change subsequent to the pricing date, adversely affecting the market value of the notes.

We, the Guarantor or one or more of our other affiliates, including BofAS, may also engage in hedging activities that could affect the prices of the Underlying Stocks on the pricing date. In addition, these activities may decrease the market value of your notes prior to maturity, and may affect the amounts to be paid on the notes. We, the Guarantor or one or more of our other affiliates, including BofAS, may purchase or otherwise acquire a long or short position in the notes and may hold or resell the notes. For example, BofAS may enter into these transactions in connection with any market making activities in which it engages. We cannot assure you that these activities will not adversely affect the prices of the Underlying Stocks, the market value of your notes prior to maturity or the amounts payable on the notes.

Our trading, hedging and other business activities may create conflicts of interest with you. We, the Guarantor or one or more of our other affiliates, including BofAS, may have engaged in trading activities related to the Underlying Stocks that are not for your account or on your behalf. We, the Guarantor or one or more of our other affiliates, including BofAS, also may issue or underwrite other financial instruments with returns based upon the Underlying Stocks. These trading and other business activities may present a conflict of interest between your interest in the notes and the interests we, the Guarantor and our other affiliates, including BofAS, may have in our proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they influence the prices of the Underlying Stocks or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

We expect to enter into arrangements or adjust or close out existing transactions to hedge our obligations under the notes. We, the Guarantor or our other affiliates, including BofAS, also may enter into hedging transactions relating to other notes or instruments, some of which may have returns calculated in a manner related to that of the notes offered hereby. We may enter into such hedging arrangements with one of our affiliates. Our affiliates may enter into additional hedging transactions with other parties relating to the notes and the Underlying Stocks. This hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, or the hedging activity could also result in a loss. We and our affiliates will price these hedging transactions with the intent to realize a profit, regardless of whether the value of the notes increases or decreases. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the Guarantor and our other affiliates, including BofAS, receive for the sale of the notes, which creates an additional incentive to sell the notes to you.

There may be potential conflicts of interest involving the calculation agent, which is an affiliate of ours. We have the right to appoint and remove the calculation agent. One of our affiliates will be the calculation agent for the notes and, as such, will make a variety of determinations relating to the notes, including the amounts that will be paid on the notes. Under some circumstances, these duties could result in a conflict of interest between its status as our affiliate and its responsibilities as calculation agent. These conflicts could occur, for instance, in connection with the calculation agent’s determination as to whether a Market Disruption Event (as defined in the accompanying product supplement) has occurred, or in connection with judgments that it would be required to make if certain corporate events occur as to an Underlying Stock. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we expect that the Guarantor will control the calculation agent, potential conflicts of interest could arise.

The U.S. federal income tax consequences of an investment in the notes are uncertain, and may be adverse to a holder of the notes. No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, significant aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as debt instruments for U.S. federal income tax purposes. Accordingly, you should consider the tax consequences of investing in the notes, aspects of which are uncertain. See the section entitled “U.S. Federal Income Tax Summary.”

You may be required to include income on the notes over their term, even though you will not receive any payments until maturity. The notes will be considered to be issued with original issue discount. You will be required to include income on the notes over their term based upon a comparable yield, even though you will not receive any payments until maturity. You are urged to review the section entitled “U.S. Federal Income Tax Summary” and consult your own tax advisor.

You are urged to consult with your own tax advisor regarding all aspects of the U.S. federal income tax consequences of investing in the notes.

* * *

Investors in the notes should review the additional risk factors set forth beginning on page PS-5 of the accompanying product supplement, page S-4 of the accompanying prospectus supplement and page 7 of the accompanying prospectus prior to making an investment decision.

DESCRIPTION OF THE NOTES

General

The notes will be part of a series of medium-term notes entitled “Medium-Term Notes, Series A” issued under the senior indenture, as amended and supplemented from time to time, among us, the Guarantor and The Bank of New York Mellon Trust Company N.A., as trustee. The senior indenture is more fully described in the accompanying prospectus supplement and prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes” in the accompanying prospectus supplement and product supplement and “Description of Debt Securities” in the accompanying prospectus. These documents should be read in connection with this pricing supplement.

Our payment obligations on the notes are fully and unconditionally guaranteed by the Guarantor. The notes will rank equally with all of our other unsecured senior debt from time to time outstanding. The guarantee of the notes will rank equally with all other unsecured senior obligations of the Guarantor. Any payment due on the notes is subject to our credit risk, as issuer, and the credit risk of BAC, as guarantor.

The notes will be issued in denominations of $1,000 and whole multiples of $1,000. You may transfer the notes only in whole multiples of $1,000.

The notes will not bear interest. Prior to maturity, the notes are not repayable at our option or at your option.

If the scheduled maturity date is not a business day, the payment will be postponed to the next business day, and no interest will be payable as a result of that postponement.

Redemption Amount

At maturity, subject to our credit risk as issuer of the notes and the credit risk of the Guarantor as guarantor of the notes, you will receive the Redemption Amount per note that you hold, denominated in U.S. dollars. The Redemption Amount will be calculated as follows:

•	If the Ending Value of the Least Performing Underlying Stock is greater than or equal to its Starting Value, the Redemption Amount per note will equal, subject to the Max Return:

$1,000 + ($1,000 x Underlying Stock Return of the Least Performing Underlying Stock)

•	If the Ending Value of the Least Performing Underlying Stock is less than its Starting Value, the Redemption Amount per note will equal: $1,000

With respect to each Underlying Stock, its “Underlying Stock Return” will equal:

Ending Value – Starting Value

Starting Value

The “Max Return” is $1,250.00 per note, which represents a return of 25.00% over the principal amount.

Determining the Starting Value and the Ending Value of Each Underlying Stock

With respect to each Underlying Stock, the “Starting Value” is set forth on page PS-3 above.

With respect to each Underlying Stock, the “Ending Value” will be its Closing Market Price on the calculation day.

The calculation day is subject to postponement as set forth in the accompanying product supplement, in the section “Description of the Notes—Certain Terms of the Notes— Events Relating to Calculation Days.” If the Calculation Day is not a business day, the Calculation Day will be postponed to the next business day.

Events of Default and Acceleration

If an Event of Default, as defined in the senior indenture and in the section entitled “Description of Debt Securities—Events of Default and Rights of Acceleration” beginning on page 35 of the accompanying prospectus, with respect to the notes occurs and is continuing, the amount payable to a holder of the notes upon any acceleration permitted under the senior indenture will be equal to the amount described under the caption “—Redemption Amount,” calculated as though the date of acceleration were the maturity date of the notes and as though the calculation day were the fifth trading day prior to the date of acceleration. In case of a default in the payment of the notes, the notes will not bear a default interest rate.

THE UNDERLYING STOCKS

We have derived the following information from publicly available documents. None of us, the Guarantor, BofAS or any of our other affiliates has independently verified the accuracy or completeness of the following information.

Because each Underlying Stock is registered under the Securities Exchange Act of 1934, the company issuing each Underlying Stock (each, an “Underlying Company” and, together, the “Underlying Companies”) is required to file periodically certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Underlying Companies can be located at the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549 or through the SEC’s web site at http://www.sec.gov by reference to the applicable CIK number set forth below.

This document relates only to the notes and does not relate to any Underlying Stock or to any other securities of the underlying companies. None of us, the Guarantor, BofAS or any of our other affiliates has participated or will participate in the preparation of the Underlying Companies’ publicly available documents. None of us, the Guarantor, BofAS or any of our other affiliates has made any due diligence inquiry with respect to the Underlying Companies in connection with the offering of the notes. None of us, the Guarantor, BofAS or any of our other affiliates makes any representation that the publicly available documents or any other publicly available information regarding the Underlying Companies are accurate or complete. Furthermore, there can be no assurance that all events occurring prior to the date of this document, including events that would affect the accuracy or completeness of these publicly available documents that would affect the trading price of the Underlying Stocks, have been or will be publicly disclosed. Subsequent disclosure of any events or the disclosure or failure to disclose material future events concerning an Underlying Company could affect the value of the applicable Underlying Stock and therefore could affect your return on the notes. The selection of the Underlying Stocks is not a recommendation to buy or sell the Underlying Stocks.

The Coca-Cola Company.

The Coca-Cola Company is a non-alcoholic beverage company. This Underlying Stock trades on the NYSE under the symbol “KO.” The company’s CIK number is 0000021344.

The following table shows the quarterly high and low Closing Market Prices of the shares of this Underlying Stock on its primary exchange from the first quarter of 2008 through May 22, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	32.780	28.700
Second Quarter	30.720	25.920
Third Quarter	27.705	24.800
Fourth Quarter	27.080	20.505
2009
First Quarter	22.950	18.925
Second Quarter	24.880	21.120
Third Quarter	26.880	24.060
Fourth Quarter	29.555	26.560
2010
First Quarter	28.565	26.325
Second Quarter	27.660	25.040
Third Quarter	29.550	25.015
Fourth Quarter	32.885	29.440
2011
First Quarter	33.170	30.800
Second Quarter	34.230	32.465

Third Quarter	35.615	31.980
Fourth Quarter	35.080	32.370
2012
First Quarter	37.005	33.495
Second Quarter	39.095	35.970
Third Quarter	40.560	37.140
Fourth Quarter	38.580	35.970
2013
First Quarter	40.690	36.840
Second Quarter	43.090	39.130
Third Quarter	41.090	37.880
Fourth Quarter	41.310	37.050
2014
First Quarter	40.660	37.100
Second Quarter	42.360	38.070
Third Quarter	42.660	39.180
Fourth Quarter	44.830	40.390
2015
First Quarter	43.780	39.910
Second Quarter	41.520	39.230
Third Quarter	42.120	37.990
Fourth Quarter	43.840	39.800
2016
First Quarter	46.580	41.380
Second Quarter	46.890	43.660
Third Quarter	45.830	42.030
Fourth Quarter	42.880	40.170
2017
First Quarter	42.600	40.440
Second Quarter	45.990	42.410
Third Quarter	46.870	44.330
Fourth Quarter	47.430	44.800
2018
First Quarter	48.530	42.330
Second Quarter	44.880	41.550
Third Quarter	46.730	43.750
Fourth Quarter	50.510	44.640
2019
First Quarter	49.790	44.690
Second Quarter (through the pricing date)	49.650	46.180

Adobe, Inc.

Adobe, Inc. is a software company that provides products and services to individuals and businesses. This Underlying Stock trades on the Nasdaq under the symbol “ADBE.” The company’s CIK number is 0000796343.

The following table shows the quarterly high and low Closing Market Prices of the shares of this Underlying Stock on its primary exchange from the first quarter of 2008 through May 22, 2019. We obtained this historical data from Bloomberg L.P. We have not independently verified the accuracy or completeness of the information obtained from Bloomberg L.P. These historical trading prices may have been adjusted to reflect certain corporate actions, such as stock splits and reverse stock splits.

	High ($)	Low ($)
2008
First Quarter	41.790000	30.790000
Second Quarter	44.250000	35.750000
Third Quarter	45.890000	36.150000
Fourth Quarter	38.120000	20.440000
2009
First Quarter	24.290000	15.980000
Second Quarter	30.400000	21.960000
Third Quarter	35.620000	26.340000
Fourth Quarter	37.860000	32.180000
2010
First Quarter	37.700000	31.450000
Second Quarter	36.250000	26.430000
Third Quarter	33.109875	26.040000
Fourth Quarter	30.970000	25.600000
2011
First Quarter	35.390000	31.290000
Second Quarter	35.860000	29.970000
Third Quarter	32.070000	22.690000
Fourth Quarter	30.420000	23.260000
2012
First Quarter	34.630000	28.280000
Second Quarter	34.700000	29.820000
Third Quarter	34.529813	30.015000
Fourth Quarter	38.090000	31.510000
2013
First Quarter	43.515000	37.730000
Second Quarter	47.010000	42.430000
Third Quarter	52.580000	44.890000
Fourth Quarter	60.890000	49.450000
2014
First Quarter	69.920000	58.090000
Second Quarter	73.080000	58.630000
Third Quarter	73.570000	66.940000
Fourth Quarter	76.020000	60.880000
2015
First Quarter	79.790000	69.990000
Second Quarter	83.940000	73.150000
Third Quarter	86.770000	74.270000
Fourth Quarter	95.560000	80.650000

2016
First Quarter	93.800000	73.850000
Second Quarter	100.170000	90.850000
Third Quarter	109.700000	94.730000
Fourth Quarter	110.810000	99.510000
2017
First Quarter	130.130000	103.480000
Second Quarter	145.410000	129.050000
Third Quarter	156.870000	138.410000
Fourth Quarter	185.400000	147.940000
2018
First Quarter	229.750000	177.700000
Second Quarter	258.100000	212.280000
Third Quarter	274.690000	242.010000
Fourth Quarter	275.490000	205.160000
2019
First Quarter	267.690000	215.700000
Second Quarter (through the pricing date)	289.250000	267.450000

SUPPLEMENTAL PLAN OF DISTRIBUTION; ROLE OF BOFAS AND CONFLICTS OF INTEREST

BofAS, a broker-dealer affiliate of ours, is a member of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and will participate as selling agent in the distribution of the notes. Accordingly, the offering of the notes will conform to the requirements of FINRA Rule 5121. BofAS may not make sales in this offering to any of its discretionary accounts without the prior written approval of the account holder.

Under our distribution agreement with BofAS, BofAS will purchase the notes from us as principal at the public offering price indicated on the cover of this term sheet, less the indicated underwriting discount. BofAS will sell the notes to other broker-dealers that will participate in the offering, at an agreed discount to the principal amount. Each of those broker-dealers may sell the notes to one or more additional broker-dealers. BofAS has informed us that these discounts may vary from dealer to dealer and that not all dealers will purchase or repurchase the notes at the same discount. Certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the notes in these fee-based advisory accounts will be as low as $972.00 per note.

We expect to deliver the notes against payment therefor in New York, New York on a date that is greater than two business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as in effect as of the date of this pricing supplement, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the notes occurs more than two business days from the pricing date, purchasers who wish to trade the notes more than two business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

BofAS and any of our other broker-dealer affiliates, may use this pricing supplement, and the accompanying product supplement, prospectus supplement and prospectus for offers and sales in secondary market transactions and market-making transactions in the notes. However, they are not obligated to engage in such secondary market transactions and/or market-making transactions. The selling agent may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market conditions at the time of the sale.

At BofAS’s discretion, for a short, undetermined initial period after the issuance of the notes, BofAS may offer to buy the notes in the secondary market at a price that may exceed the initial estimated value of the notes. Any price offered by BofAS for the notes will be based on then-prevailing market conditions and other considerations, including the performance of the Underlying Stocks and the remaining term of the notes. However, none of us, the Guarantor, BofAS or any of our other affiliates is obligated to purchase your notes at any price or at any time, and we cannot assure you that any party will purchase your notes at a price that equals or exceeds the initial estimated value of the notes.

Any price that BofAS may pay to repurchase the notes will depend upon then prevailing market conditions, the creditworthiness of us and the Guarantor, and transaction costs. At certain times, this price may be higher than or lower than the initial estimated value of the notes.

No Prospectus (as defined in Directive 2003/71/EC, as amended (the “Prospectus Directive”)) will be prepared in connection with these notes. Accordingly, these notes may not be offered to the public in any member state of the European Economic Area (the “EEA”), and any purchaser of these notes who subsequently sells any of these notes in any EEA member state must do so only in accordance with the requirements of the Prospectus Directive, as implemented in that member state.

The notes are not intended to be offered, sold or otherwise made available to, and should not be offered, sold or otherwise made available to, any retail investor in the EEA. For these purposes, the expression “offer" includes the communication in any form and by any means of sufficient information on the terms of the offer and the notes to be offered so as to enable an investor to decide to purchase or subscribe the notes, and a “retail investor” means a person who is one (or more) of: (a) a retail client, as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended (“MiFID II”); or (b) a customer, within the meaning of Insurance Distribution Directive 2016/97/EU, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (c) not a qualified investor as defined in the Prospectus Directive. Consequently, no key information document required by Regulation (EU) No 1286/2014, as amended (the “PRIIPs Regulation”), for offering or selling the notes or otherwise making them available to retail investors in the EEA has been prepared, and therefore, offering or selling the notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

STRUCTURING THE NOTES

The notes are our debt securities, the return on which is linked to the performance of the Underlying Stocks. The related guarantees are BAC’s obligations. As is the case for all of our and BAC’s respective debt securities, including our market-linked notes, the economic terms of the notes reflect our and BAC’s actual or perceived creditworthiness at the time of pricing. In addition, because market-linked notes result in increased operational, funding and liability management costs to us and BAC, BAC typically borrows the funds under these types of notes at a rate, which we refer to in this pricing supplement as BAC’s internal funding rate, that is more favorable to BAC than the rate that it might pay for a conventional fixed or floating rate debt security. This generally relatively lower internal funding rate, which is reflected in the economic terms of the notes, along with the fees and charges associated with market-linked notes, resulted in the initial estimated value of the notes on the pricing date being less than their public offering price.

In order to meet our payment obligations on the notes, at the time we issue the notes, we may choose to enter into certain hedging arrangements (which may include call options, put options or other derivatives) with BofAS or one of our other affiliates. The terms of these hedging arrangements are determined based upon terms provided by MLP&S and its affiliates, and take into account a number of factors, including our and BAC’s creditworthiness, interest rate movements, the volatility of the Underlying Stocks, the tenor of the notes and the hedging arrangements. The economic terms of the notes and their initial estimated value depend in part on the terms of these hedging arrangements.

BofAS has advised us that the hedging arrangements will include hedging related charges, reflecting the costs associated with, and our affiliates’ profit earned from, these hedging arrangements. Since hedging entails risk and may be influenced by unpredictable market forces, actual profits or losses from these hedging transactions may be more or less than any expected amounts.

For further information, see “Risk Factors” beginning on page PS-7 above and “Supplemental Use of Proceeds” on page PS-16 of the accompanying product supplement STOCK-1.

VALIDITY OF THE NOTES

In the opinion of McGuireWoods LLP, as counsel to BofA Finance and BAC, when the trustee has made an appropriate entry on Schedule 1 to the Master Registered Global Note dated November 4, 2016 that represents the notes (the “Master Note”) identifying the notes offered hereby as supplemental obligations thereunder in accordance with the instructions of BofA Finance, and the notes have been delivered against payment therefor as contemplated in this pricing supplement and the related prospectus, prospectus supplement and product supplement, all in accordance with the provisions of the indenture governing the notes and the related guarantee, such notes will be legal, valid and binding obligations of BofA Finance, and the related guarantee will be the legal, valid and binding obligations of BAC, subject, in each case, to the effects of applicable bankruptcy, insolvency (including laws relating to preferences, fraudulent transfers and equitable subordination), reorganization, moratorium and other similar laws affecting creditors’ rights generally, and to general principles of equity. This opinion is given as of the date of this pricing supplement and is limited to the laws of the State of New York and the Delaware Limited Liability Company Act and the Delaware General Corporation Law (including the statutory provisions, all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting the foregoing) as in effect on the date hereof. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture governing the notes and due authentication of the Master Note, the validity, binding nature and enforceability of the indenture governing the notes and the related guarantee with respect to the trustee, the legal capacity of individuals, the genuineness of signatures, the authenticity of all documents submitted to McGuireWoods LLP as originals, the conformity to original documents of all documents submitted to McGuireWoods LLP as copies thereof, the authenticity of the originals of such copies and certain factual matters, all as stated in the letter of McGuireWoods LLP dated August 23, 2016, which has been filed as an exhibit to the Registration Statement of BofA Finance and BAC relating to the notes and the related guarantees initially filed with the Securities and Exchange Commission on August 23, 2016.

Sidley Austin LLP, New York, New York, is acting as counsel to BofAS and as special tax counsel to BofA Finance and BAC.

U.S. FEDERAL INCOME TAX SUMMARY

The following summary of the material U.S. federal income tax considerations of the acquisition, ownership, and disposition of the notes supplements, and to the extent inconsistent supersedes, the discussions under “U.S. Federal Income Tax Considerations” in the accompanying prospectus and under “U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement and is not exhaustive of all possible tax considerations. In addition, any reference to “Morrison & Foerster LLP” in the aforementioned tax discussions in the accompanying prospectus and prospectus supplement should be read as a reference to “Sidley Austin LLP.” This summary is based upon the Internal Revenue Code of 1986, as amended (the “Code”), regulations promulgated under the Code by the U.S. Treasury Department (“Treasury”) (including proposed and temporary regulations), rulings, current administrative interpretations and official pronouncements of the Internal Revenue Service (“IRS”), and judicial decisions, all as currently in effect and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. This summary does not include any description of the tax laws of any state or local governments, or of any foreign government, that may be applicable to a particular holder.

Although the notes are issued by us, they will be treated as if they were issued by Bank of America Corporation for U.S. federal income tax purposes. Accordingly throughout this tax discussion, references to “we,” “our” or “us” are generally to Bank of America Corporation unless the context requires otherwise.

This summary is directed solely to U.S. Holders and Non-U.S. Holders that, except as otherwise specifically noted, will purchase the notes upon original issuance and will hold the notes as capital assets within the meaning of Section 1221 of the Code, which generally means property held for investment, and that are not excluded from the discussion under “U.S. Federal Income Tax Considerations” in the accompanying prospectus. This discussion does not address the tax consequences applicable to holders subject to Section 451(b) of the Code. This summary assumes that the issue price of the notes, as determined for U.S. federal income tax purposes, equals the principal amount thereof.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the notes, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws.

General

No statutory, judicial, or administrative authority directly addresses the characterization of the notes or securities similar to the notes for U.S. federal income tax purposes. As a result, certain aspects of the U.S. federal income tax consequences of an investment in the notes are not certain. We intend to treat the notes as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method.” The balance of this discussion assumes that this characterization is proper and will be respected.

U.S. Holders

If the notes are properly characterized as contingent payment debt instruments for U.S. federal income tax purposes, such notes generally will be subject to Treasury regulations governing contingent payment debt instruments. Under those regulations, and as further described under “U.S Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to U.S. Holders—Debt Securities Subject to Contingences” in the accompanying prospectus, a U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to the notes. A U.S. Holder of the notes generally will be required to include in income OID in excess of actual cash payments received for certain taxable years.

The following table is based upon a projected payment schedule (including a projected Redemption Amount) and a comparable yield equal to 2.7700% per annum (compounded semi-annually). This tax accrual table is based upon a projected payment schedule per $1,000.00 principal amount of the notes, which would consist of a single payment of $1,085.8662 at maturity. The following table is for tax purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be.

Accrual Period	Interest Deemed to Accrue During Accrual Period (per $1,000 principal amount of the Notes)	Total Interest Deemed to Have Accrued from Original Issue Date (per $1,000 principal amount of the Notes)
May 28, 2019 through December 31, 2019	$16.3480	$16.3480
January 1, 2020 through December 31, 2020	$28.3478	$44.6958
January 1, 2021 through December 31, 2021	$29.1385	$73.8343
January 1, 2022 through May 26, 2022	$12.0319	$85.8662

Projected Redemption Amount = $1,085.8662 per note.

Upon a sale, exchange, retirement, or other disposition of the notes, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized and that holder’s tax basis in the notes. A U.S. Holder’s tax basis in the notes generally will equal the cost of the notes, increased by the amount of OID previously accrued by the holder for the notes. A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the previous interest inclusions in respect of the notes, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the note. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Non-U.S. Holders

Please see the discussion under “U.S. Federal Income Tax Considerations—Taxation of Debt Securities—Consequences to Non-U.S. Holders” in the accompanying prospectus for the material U.S. federal income tax consequences that will apply to Non-U.S. Holders of the notes, except that the following disclosure supplements the discussion in the prospectus.

A “dividend equivalent” payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a Non-U.S. Holder. Under Treasury regulations, payments (including deemed payments) with respect to equity-linked instruments (“ELIs”) that are “specified ELIs” may be treated as dividend equivalents if such specified ELIs reference an interest in an “underlying security,” which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes, if a payment with respect to such interest could give rise to a U.S. source dividend. However, IRS guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on our determination that the notes are not delta-one instruments, Non-U.S. Holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Underlying Stocks or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. Holders that enter, or have entered, into other transactions in respect of the Underlying Stocks or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld.

Backup Withholding and Information Reporting

Please see the discussion under “U.S. Federal Income Tax Considerations — Taxation of Debt Securities — Backup Withholding and Information Reporting” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Foreign Account Tax Compliance Act (“FATCA”)

The discussion in the accompanying prospectus under “U.S. Federal Income Tax Considerations – Foreign Account Tax Compliance Act” is hereby modified to reflect regulations proposed by Treasury indicating its intent to eliminate the requirements under FATCA of withholding on gross proceeds from the sale, exchange, settlement at maturity or other disposition of relevant financial instruments. Treasury has indicated that taxpayers may rely on these proposed regulations pending their finalization.